INFOSEARCH MEDIA, INC.
6041 Bristol Parkway
Culver City, CA  90230

January 7, 2009

Kathleen Collins, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	InfoSearch Media, Inc.
Comment Letter dated November 24, 2008

Dear Ms. Collins,

InfoSearch Media, Inc. (the “Company”) is writing this letter in response to your prior discussions with Charles Bentz of Trinad Capital Master Fund Ltd., a shareholder of the Company and one of the principals of which serves as a member of the Board of Directors of the Company.  As discussed, this correspondence will outline the reasons the Company has not formally responded to the Comment Letter dated November 24, 2008 and the Company’s future intentions.

Prior to and following receipt of the Comment Letter, the management of the Company, including its executive officers were resigning and the operations of the Company had ceased.  Currently, the undersigned are the only two directors of the Company and there are no executive officers.  It is the intent of the undersigned to take, on behalf of the Company, the actions necessary to dissolve the Company, including the filing of a Form 15 as soon as possible and to try and make arrangements with creditors with any remaining assets.  As there are minimal funds available to the Company, it was unable to retain professionals to formally and adequately respond to the Comment Letter. We hope that this adequately explains the status of the Company.

Please do not hesitate to contact the undersigned should you have any questions or if you foresee an issue with the intended course of action of filing a Form 15.

Very truly yours,

INFOSEARCH MEDIA, INC.

By:	/s/ Bruce Galloway
Name: Bruce Galloway
Title: Director

By:	/s/ Robert Ellin
Name: Robert Ellin
Title: Director